

Mail Stop 7010

August 22, 2007

Via U.S. mail and facsimile

Mr. David A. Fisher
Chief Financial Officer
optionsXpress Holdings, Inc.
39 S. LaSalle, Suite 220
Chicago, IL 60603

      RE: Form 10-K for the fiscal year ended December 31, 2006
              File No. 001-32419

Dear Mr. Fisher:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

2. Please revise your income statement line item titled "Total revenues" to indicate that this amount represents revenues net of interest expense (and other items if applicable).

Consolidated Statements of Cash Flows, page F-6

3. We note from your disclosures on page F-11 that your short-term investments include both available-for-sale investments and marked-to-market (trading) investments. Please tell us how you considered the provisions of paragraph 18 of SFAS 95 and paragraphs 8 and 26 of SFAS 102 in determining that cash flows from the purchase and maturity/sale of both available-for-sale and marked-to-market investments should be presented as investing activities.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Your consent indicates that a reference has been made in your audit opinion dated February 23, 2007 to the financial statement schedule of optionsXpress Holdings, Inc. However, your audit opinion on page F-2 does not include such a reference to the supplemental schedules furnished pursuant to Article 12 of Regulation S-X. Please ensure that either your accountant's report on the consolidated financial statements is revised to include a reference to the supplemental schedules or you may include a separate accountant's report with the supplemental schedules.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David A. Fisher
optionsXpress Holdings, Inc.
August 22, 2007
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief